Exhibit 99.(a).13

JOHN HANCOCK INVESTMENT TRUST

Termination of Series

John Hancock Sovereign Investors Fund, a series of

John Hancock Investment Trust

It is hereby stated that:

1.	This document relates to a business trust created by a Declaration of Trust, which was filed with the Secretary of The Commonwealth of Massachusetts on December 21, 1984 under the name Commerce Income Shares.

2.	The present name of the business trust is John Hancock Investment Trust (the “Trust”), operating pursuant to an Amended and Restated Declaration of Trust dated March 8, 2005, as amended or restated from time to time.

3.	John Hancock Sovereign Investors Fund (“Acquired Fund”), a series of the Trust, transferred its assets to John Hancock Large Cap Equity Fund, another series of the Trust, in a tax-free reorganization (the “Reorganization”) in exchange for shares of John Hancock Large Cap Equity Fund, effective as of May 2, 2014.

4.	The following is a true copy of the resolution adopted by the shareholders of the Acquired Fund at a Special Meeting of Shareholders held on April 30, 2014 to approve the Reorganization, including the termination of the Acquired Fund, and that such resolution has not been revoked, revised or amended and is in full force and effect:

RESOLVED, that the proposal to approve the Agreement and Plan of Reorganization between John Hancock Sovereign Investors Fund and John Hancock Large Cap Equity Fund be, and hereby is, approved.

5.	The Acquired Fund is terminated effective June 25, 2014.

IN WITNESS WHEREOF, I have affixed my signature this 25th day of June, 2014.

JOHN HANCOCK INVESTMENT TRUST

By:	/s/ Nicholas J. Kolokithas
Name:	Nicholas J. Kolokithas
Title:	Assistant Secretary